Filed Pursuant to Rule 424(b)(3)
Registration No. 333-196886

JONES LANG LASALLE INCOME PROPERTY TRUST, INC.
SUPPLEMENT NO. 2 DATED APRIL 2, 2015
TO THE PROSPECTUS DATED MARCH 27, 2015

This supplement No. 2 is part of the prospectus of Jones Lang LaSalle Income Property Trust, Inc. and should be read in conjunction with the prospectus. Terms used in this supplement No. 2 and not otherwise defined herein have the same meanings as set forth in our prospectus and any supplements thereto. The purpose of this supplement is to disclose:
•the components of NAV as of March 31, 2015;
•the status of our offering;
•the status of our share repurchase plan; and
•the recent share pricing information.
Components of NAV
The following table provides a breakdown of the major components of our share price as of March 31, 2015:

	March 31, 2015
Component of NAV	Class A Shares	Class M Shares	Class A-I Shares	Class M-I Shares	Class D Shares
Real estate investments (1)	$285,321,000	$357,909,000	$63,738,000	$29,717,000	$51,758,000
Debt	(115,583,000)	(144,988,000)	(25,820,000)	(12,038,000)	(20,967,000)
Other assets and liabilities, net	29,807,000	37,390,000	6,658,000	3,104,000	5,407,000
Estimated enterprise value premium	None Assumed	None Assumed	None Assumed	None Assumed	None Assumed
NAV	$199,545,000	$250,311,000	$44,576,000	$20,783,000	$36,198,000
Number of outstanding shares	18,750,195	23,477,635	4,179,233	1,947,846	3,396,122
NAV per share	$10.64	$10.66	$10.67	$10.67	$10.66

(1)	The value of our real estate investments was greater than the historical cost by approximately 0.4% as of March 31, 2015.
The following are key assumptions (shown on a weighted-average basis) that are used in the discounted cash flow models to estimate the value of our real estate investments as of March 31, 2015:

	Apartment	Industrial	Office	Retail	Other (1)	Total Company
Exit capitalization rate	6.52%	6.44%	6.69%	6.49%	N/A	6.55%
Discount rate/internal rate of return (IRR)	7.93	7.24	7.67	7.25	8.75%	7.56
Annual market rent growth rate	2.88	3.03	3.17	3.22	3.89	3.14
Holding period (years)	10.00	10.00	10.00	10.00	35.00	10.48

(1)	The Other category includes South Beach Parking Garage, which is subject to a ground lease. The appraisal of the garage incorporated discounted cash flows over the remaining term of the ground lease.

While we believe our assumptions are reasonable, a change in these assumptions would impact the calculation of the value of our real estate investments. For example, assuming all other factors remain unchanged, an increase in the weighted-average discount rate/internal rate of return (IRR) used as of March 31, 2015 of 0.25% would yield a decrease in our total real estate investment value of 1.85% and our NAV per share class would have been $10.37, $10.37, $10.38, $10.38 and $10.38 for Class A, Class M, Class A-I, Class M-I and Class D, respectively.

Status of the Offering
We commenced our follow-on public offering of up to $2,700,000,000 in shares of common stock on January 16, 2015, of which $2,400,000,000 in shares can be issued pursuant to our primary offering and $300,000,000 in shares can be issued pursuant to our distribution reinvestment plan.
As of March 31, 2015, we have received aggregate gross proceeds of approximately $45,272,000 including $24,894,000 from the sale of 2,299,428 Class A shares, $6,147,000 from the sale of 573,011 Class M shares, $1,231,000 from the sale of 113,179 Class A-I shares and $13,000,000 from the sale of 1,204,652 Class M-I shares pursuant to our primary offering. As of March 31, 2015, there were $2,354,728,000 in shares of our common stock in our primary offering available for sale. As of March 31, 2015, we have received approximately $2,006,000 pursuant to our distribution reinvestment plan, including $1,395,000 from the sale of 130,416 Class A shares, $451,000 from the sale of 42,013 Class M shares, $73,000 from the sale of 6,824 Class A-I shares and $87,000 from the sale of 8,142 Class M-I shares. As of March 31, 2015, there were $297,994,000 in shares of our common stock available for sale pursuant to our distribution reinvestment plan.
We are structured as an externally managed, non-listed, daily valued perpetual-life REIT. This means that, subject to regulatory approval of our filing for additional offerings, we will sell shares of our common stock on a continuous basis and for an indefinite period of time. We will endeavor to take all reasonable actions to avoid interruptions in the continuous offering of our shares of common stock. There can be no assurance, however, that we will not need to suspend our continuous offering. The offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Thus, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate this offering at any time and to extend our offering term to the extent permissible under applicable law.
Since the beginning of 2012, we have raised a total of $410,782,000 through our ongoing public and various private offerings, as well as our dividend reinvestment plan.  As of March 31, 2015, our total Company NAV across all share classes was $551,414,000.

Share Repurchase Plan Status
During the quarter ended March 31, 2015, we redeemed 76,372, 650,208 and 615,508 Class A, M and A-I shares, respectively, for a total of approximately $815,000, $6,968,000 and $6,512,000 for Class A, M and A-I shares, respectively, pursuant to our share repurchase plan. Class A, M, A-I and M-I shares are not eligible for repurchase for the first year after purchase except upon death or disability of the stockholder. Shares issued pursuant to our distribution reinvestment plan are not subject to the one-year holding period. Eligible share repurchases during the period from April 1, 2015 through June 30, 2015 are limited to approximately $27,571,000 which is the lesser of (1) 5% of the NAV of all classes of shares as of the last business day of the previous calendar quarter, or $27,571,000, and (2) 25% of the gross offering proceeds received by us from the commencement of the initial offering through the last business day of the prior calendar quarter, or $42,509,000.

Recent Share Pricing Information
Below is the daily NAV per share, as determined in accordance with our valuation guidelines, for each business day from March 1 to March 31, 2015, for each of our classes of common stock:

Date	NAV per Share
	Class A	Class M	Class A-I	Class M-I	Class D (1)
March 2, 2015	$10.72	$10.75	$10.76	$10.76	$10.76
March 3, 2015	$10.72	$10.75	$10.76	$10.76	$10.76
March 4, 2015	$10.72	$10.75	$10.76	$10.77	$10.76
March 5, 2015	$10.72	$10.76	$10.76	$10.77	$10.76
March 6, 2015	$10.73	$10.76	$10.76	$10.77	$10.76
March 9, 2015	$10.73	$10.76	$10.76	$10.77	$10.76
March 10, 2015	$10.73	$10.77	$10.77	$10.78	$10.77
March 11, 2015	$10.74	$10.77	$10.78	$10.78	$10.77
March 12, 2015	$10.74	$10.77	$10.78	$10.78	$10.78
March 13, 2015	$10.74	$10.77	$10.78	$10.78	$10.78
March 16, 2015	$10.74	$10.78	$10.78	$10.79	$10.78
March 17, 2015	$10.74	$10.78	$10.78	$10.79	$10.78
March 18, 2015	$10.74	$10.78	$10.78	$10.79	$10.78
March 19, 2015	$10.75	$10.78	$10.79	$10.80	$10.79
March 20, 2015	$10.75	$10.78	$10.79	$10.80	$10.79
March 23, 2015	$10.75	$10.79	$10.79	$10.80	$10.79
March 24, 2015	$10.73	$10.77	$10.77	$10.78	$10.77
March 25, 2015	$10.73	$10.77	$10.77	$10.78	$10.77
March 26, 2015	$10.73	$10.77	$10.77	$10.78	$10.77
March 27, 2015	$10.73	$10.77	$10.77	$10.79	$10.77
March 30, 2015	$10.74	$10.77	$10.78	$10.79	$10.78
March 31, 2015 (2)	$10.64	$10.66	$10.67	$10.67	$10.66

(1) Shares of Class D common stock are currently being offered pursuant to a private placement offering.
(2) On March 3, 2015, our board of directors approved a gross dividend for the first quarter of 2015 of $0.12 per share to stockholders of record as of March 30, 2015. The decrease in share price on March 31, 2015 reflects the accrual of this cash distribution.
Purchases and repurchases of shares of our common stock will be made based on the appropriate day’s applicable per share NAV. On each business day, our NAV per share for each class, excluding Class D, is (1) posted on our website, www.JLLIPT.com, and (2) made available on our toll-free, automated telephone line, (855) 652-0277.